Execution Copy

VALE OVERSEAS LIMITED

TERMS AGREEMENT

Debt Securities

Guaranteed by Companhia Vale do Rio Doce

January 9, 2004

Merrill Lynch, Pierce, Fenner & Smith Incorporated
     as Representative of the several Underwriters
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

     Vale Overseas Limited (the “Company”) proposes to sell to the underwriters named in Schedule I hereto (the “Underwriters”) for whom you are acting as representative (the “Representative”), the securities (the “Securities”) described below, guaranteed by Companhia Vale do Rio Doce (the “Guarantor”) on the terms and conditions set forth in this Agreement.

1. Basic Terms

     Title: 8.25% Guaranteed Notes due 2034

     Principal Amount: US$ 500,000,000

     Interest: 8.25% per annum from January 15, 2004 based upon a 360-day year consisting of twelve 30-day months

     Maturity: January 17, 2034

     Listing: The Company and the Guarantor will use their reasonable best efforts to cause the Securities to be listed on the Luxembourg Stock Exchange and to maintain such listing.

     Purchase Price: 98.204% of the principal amount, plus accrued interest, if any, from January 15, 2004 to the Closing Date.

     Closing: 9:30 a.m. on January 15, 2004 (the “Closing Date”), at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York, in Federal (same day) funds.

     Representative: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2. Additional Representations and Warranties.

     In addition to the representations and warranties set forth in Section 1 of the Underwriting Agreement Basic Provisions dated January 9, 2004 (the “Underwriting Agreement Basic Provisions”), each of the Company and the Guarantor, jointly and severally, represents and warrants to each Underwriter, as of the date hereof, that:

     (i) except as described in the Prospectus, payments made by the Company to holders under the Securities and the Indenture and by the Company to the Underwriters under this Agreement will not be subject under the current laws of Brazil or the Cayman Islands or any political subdivision of any such jurisdiction to any withholding or similar charges for or on account of taxation;

     (ii) since the respective dates as of which information is given in the preliminary Prospectus and final Prospectus and except as disclosed in the final Prospectus, (a) there has not been (1) any change in the capital stock or long-term debt of the Guarantor or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or the Guarantor on any class of capital stock, except to the extent that such change in capital stock or long-term debt or distribution or dividend do not, in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and its subsidiaries taken as a whole, or (2) any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, prospects, management, financial position, stockholders’ equity or results of operations of the Guarantor and the Subsidiaries, taken as a whole (as used in this Section 2, the term “Subsidiary” means any entity of which the Guarantor or the Company directly or indirectly owns more than 51% of the outstanding voting shares and the Company or the Guarantor has the ability to elect a majority of the members of the board of directors or the governing body); (b) neither the Guarantor nor any of its Subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Guarantor and its Subsidiaries taken as a whole; and (c) neither the Company, the Guarantor nor any of its Subsidiaries has sustained any material loss or interference with its business (1) from fire, explosion, flood or other calamity, whether or not covered by insurance or (2) from any action, order or decree of any court or arbitrator or governmental or regulatory authority material to the Guarantor and its Subsidiaries taken as a whole, except in each case as otherwise disclosed in the Prospectus;

     (iii) PricewaterhouseCoopers, who certified the financial statements and supporting schedules included in the Registration Statement, are independent public accountants as required by the Act;

     (iv) other than as set forth or contemplated in the Prospectus, there are no labor disturbances or disputes existing, or to the knowledge of the Company and Guarantor, threatened, that could result in any material adverse effect on the general affairs, business, prospects, management, financial position, stockholder’s equity or results of operations of the Guarantor and its Subsidiaries taken as a whole;

     (v) the Guarantor and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholder’s equity or results of operations of the Guarantor or its Subsidiaries taken as a whole; and except as described in the Prospectus, neither the Guarantor nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where this fact has not caused, or could not cause, a material adverse effect on the general affairs, business, prospects, management, financial position, stockholder’s equity or results of operations of the Guarantor or its Subsidiaries taken as a whole;

     (vi) the Guarantor and its Subsidiaries have good and marketable titles, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Guarantor and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (a) do not materially interfere with the use made and proposed to be made of such property by the Guarantor and its Subsidiaries or (b) could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholder’s equity or results of operations of the Guarantor or its Subsidiaries taken as a whole; and

     (vii) the Guarantor and its Subsidiaries (a) are in compliance with any and all applicable federal, provincial, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), and none of them has received notice of any outstanding violations of any Environmental Laws; (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) are in compliance with all terms and conditions of any such permit, license or approval, except in any such described in items (a), (b), and (c) for any such failure to comply or violations or failure to received required permits, licenses or approvals, as would not, individually or in the aggregate, have a material adverse effect on the general affairs, business, prospects, management, financial position, stockholder’s equity or results of operations of the Guarantor and its Subsidiaries taken as a whole.

3. Lock-Up

     Each of the Company and the Guarantor covenants with each Underwriter that during a period of 30 days from the date of the Prospectus, the Company will not, without the prior written consent of the Representative, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any debt securities of the Company.

4. Termination. Section 8 of the Underwriting Agreement Basic Provisions shall be amended and restated for purposes of this Agreement as follows:

     This Agreement shall be subject to termination in your absolute discretion, by notice given to the Company and the Guarantor prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Guarantor’s American Depositary Receipts shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (ii) there shall have occurred a material disruption in securities settlement, payment or clearance services in the United States, (iii) a banking moratorium shall have been declared wither by Federal or New York State authorities, (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis, the effect of which on financial markets is such as to make it, in the sole judgment of the Representative, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Prospectus (exclusive of any supplement thereto) or (v) there shall have been, since the time of the execution of this Agreement or since the respective dates as of which information is given in the Prospectus (exclusive of any supplement thereto), any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Guarantor and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Prospectus (exclusive of any supplement thereto), the effect of which is, in the sole judgment of the Representative, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Prospectus (exclusive of any supplement thereto).

5. Payment of Expenses

     The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the costs and expenses of the Company and the Guarantor relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities , including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, and the travel and lodging expenses of the representatives and officers of the Company and any such consultants, (x) any fees payable in connection with the rating of the Securities and (xi) the fees and expenses incurred in connection with the listing of the Securities on the Luxembourg Stock Exchange.

6. Information Furnished by the Underwriters (for purposes of Section 6(b) of the Underwriting Agreement Basic Provisions)

     The fourth and fifth sentences of the section entitled “New Issue of Notes,” the first paragraph in the section entitled “Commissions and Discounts” and the section entitled “Price Stabilization and Short Positions,” in each case under the caption “Underwriting” in the Prospectus Supplement.

7. Principal Amounts to be Purchased

     The respective principal amounts of the Securities to be purchased by each of the Underwriters are set forth opposite their names in Schedule I hereto.

8. Incorporation by Reference of Underwriting Agreement Basic Provisions

     The provisions of the Underwriting Agreement Basic Provisions are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Underwriting Agreement Basic Provisions.

9. Waiver of Immunities

     To the extent that the Company or the Guarantor or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or any additional agreement, the Company and the Guarantor hereby irrevocably and unconditionally, to the extent permitted by applicable law, waive and agree not to plead or claim any such immunity and consents to such relief and enforcement.

10. Judgment Currency

     Each of the Company and the Guarantor agrees to indemnify each Underwriter against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor, as the case may be, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

11. Opinions

     The opinions to be delivered on the Closing Date for purposes of Sections 4(a), 4(b), 4(c) and 4(d) of the Underwriting Agreement Basic Provisions shall be substantially in the forms attached hereto as Exhibits 1-4, each of which is in form and substance satisfactory to you for purposes of such Sections.

* * *

     If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the Underwriters in accordance with its terms.

Very truly yours,

VALE OVERSEAS LIMITED

By:

Name:
Title:

By:

Name:
Title:

COMPANHIA VALE DO RIO DOCE

By:

Name:
Title:
By:

Name:
Title:

The foregoing Terms Agreement is hereby confirmed and accepted as of the date first above written

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
acting on behalf of itself and as representative of the several Underwriters

By:

Name:
Title:

SCHEDULE I

Principal Amount of Underwriter Securities

Principal Amount of
Securities to be
Underwriters	Purchased

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$425,000,000
J.P. Morgan Securities Inc.	$25,000,000
Deutsche Bank Securities Incorporated	$25,000,000
Morgan Stanley & Co. Incorporated	$25,000,000
TOTAL	$500,000,000

EXHIBIT 1

OPINION OF GENERAL COUNSEL OF THE GUARANTOR

EXHIBIT 2

OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON, SPECIAL UNITED STATES
COUNSEL TO THE COMPANY AND THE GUARANTOR

EXHIBIT 3

OPINION OF WALKERS, SPECIAL CAYMAN ISLANDS COUNSEL TO THE COMPANY

EXHIBIT 4

OPINION OF PINHEIRO NETO ADVOGADOS, SPECIAL BRAZILIAN COUNSEL TO THE
COMPANY AND THE GUARANTOR